Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 29
DATED SEPTEMBER 13, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 29 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 24, dated July 1, 2011 (which superseded and replaced all prior supplements), Supplement No. 25, dated July 26, 2011, Supplement No. 26, dated August 16, 2011, Supplement No. 27, dated August 24, 2011 and Supplement No. 28, dated September 8, 2011.  Unless otherwise defined in this Supplement No. 29, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prior Performance of IREIC Affiliates

This section is inserted to the prospectus directly following “Estimated Use of Proceeds,” and updates the same section contained in Supplement No. 24.

Prior Investment Programs

During the ten year period ended June 30, 2011, IREIC and its affiliates sponsored three other REITs, ninety-nine real estate exchange private placement limited partnerships and limited liability companies, which altogether have raised more than $16.2 billion from over 370,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc. raised approximately $15.2 billion from over 362,000 investors.  These REITs have, or, with respect to Inland Retail Real Estate Trust, Inc., had, investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  The monies raised by IREIC-sponsored REITs, including Inland Real Estate Corporation, a REIT previously sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Another entity sponsored by IREIC, Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation), or “IPC Corp.,” offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary – Compensation Paid to Affiliates of IREIC.”  The other four REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  However, Inland American is the only other REIT that may pay an oversight fee to its real estate managers.  The private placement programs sponsored by

Inland Private Capital Corporation and IREIC pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, business management fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this supplement as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and IPC Corp.  Past performance is not necessarily indicative of future performance.  With respect to the disclosures set forth herein, we have not provided information for Inland Retail Real Estate Trust, Inc., referred to herein as “IRRETI,” as of June 30, 2011. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending June 30, 2011, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of June 30, 2011 (1)(2)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Inland Western Retail Real Estate Trust, Inc. as of June 30, 2011	Inland American Real Estate Trust, Inc. as of June 30, 2011	Inland Private Capital Corporation Private Placement Offerings as of June 30, 2011	Inland Private Placement LLC Offering as of June 30, 2011
Number of programs sponsored	1	1	1	1	99	1
Number of public “best efforts” offerings	4	2	2	2	0	0
Aggregate amount raised from investors (3)	$747,428,000	4,484,593,000	4,473,652,000	8,526,737,000	1,009,651,000	30,909,202
Approximate aggregate number of investors	22,000	57,600	112,000	187,472	2,759	447
Number of properties purchased	216 (4)	287	319	999	131	14
Aggregate cost of properties	$1,599,841,593	8,647,632,000	8,640,037,000	11,190,554,000	1,941,471,000	56,096,621
Number of mortgages receivable and notes receivable	2	0	2	5	0	3

Principal amount of mortgages receivable and notes receivable	$3,215,000	8,270,000	8,290,000	34,025,000(5)	0	3,923,000
Number of investments in unconsolidated entities	6	4	4	12	0	0
Investment in unconsolidated entities (6)	$86,204,000	31,725,000	31,498,000	552,773,000	0	0
Investment in securities	13,291,000	19,248,000	36,268,000	279,796,000	3,180,769	3,099,749
Percentage of properties (based on cost) that were:
Commercial—
Retail	71%	89%	76%	27%	28%	10%
Single-user net lease	29%	11%	24%	28%	16%	56%
Nursing homes	0%	0%	0%	0%	0%	0%
Offices	0%	0%	0%	8%	45%	0%
Industrial	0%	0%	0%	3%	11%	10%
Health clubs	0%	0%	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%	0%	0%
Multi-family residential	0%	0%	0%	8%	0%	22%
Lodging	0%	0%	0%	26%	0%	0%
Total commercial	100%	100%	100%	100%	100%	98%
Land	0%	0%	0%	0%	0%	2%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	36%	39%	37%	13%	29%	30%
Existing construction	64%	61%	63%	87%	71%	70%

Number of properties sold in whole or in part	53 (4)	13	36	18	5	2

Number of properties exchanged	0	0	0	0	1	0

(1)

With respect to Inland Real Estate Corporation, or “IRC,” the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the New York Stock Exchange, plus the ongoing issuance of shares under IRC’s distribution reinvestment program.

(2)

This table does not include any information regarding (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp.; (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; or (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029.  Neither Inland Securities nor any Inland affiliate received any fees in connection with these transactions.  See “–  Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these transactions.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

IRC’s joint venture with Inland Private Capital Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.

(5)	Exclusive of notes receivable discount, impairment and related amortization.
(6)

These entities are owned by the applicable Inland REIT and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable Inland REIT and its joint venture partners in accordance with the respective partnership agreements.   The applicable Inland REIT’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by the applicable Inland REITs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable Inland REIT and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years ended June 30, 2011, Inland American purchased 116 properties, excluding development properties, Inland Western purchased five properties and IRC directly purchased two properties and purchased thirty-one properties through its joint ventures. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in

Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-Q annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-Q upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, Inland Western, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q for the period ended June 30, 2011 filed by IRC on August 9, 2011 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the period ended June 30, 2011 filed by Inland Western on August 8, 2011 (referred to herein as the “Western 10-Q”), and the Quarterly Report on Form 10-Q for the period ended June 30, 2011 filed by Inland American on August 12, 2011 (referred to herein as the “American 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the New York Stock Exchange under the ticker “IRC” since June 9, 2004. IRC acquires, owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in the upper Midwest markets.  As of June 30, 2011, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, debt service requirements and current distributions.

As of June 30, 2011, IRC owned interests in 163 investment properties for an aggregate purchase price of approximately $1.6 billion.  These properties were purchased in part with proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties.  As of June 30, 2011, IRC had total debt of approximately $834.2 million.  Approximately $498.1million of this debt is secured by its properties.  The remaining $336 million is comprised of an unsecured line of credit and borrowings under a term loan and the face value of IRC convertible notes.

On August 31, 2011, the closing price of the IRC common stock on the New York Stock Exchange was $8.11 per share.

Investor Update.  IRC currently pays monthly distributions.  As stated in the IRC 10-Q, IRC declared monthly cash distributions to stockholders in an amount equal to $0.0475 per common share for the six months ended June 30, 2011.  These distributions were funded from cash flow from operations, distributions from joint ventures and dispositions of properties.  IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

Capital Raise.  Through a total of four public offerings, for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through June 30, 2011, IRC had issued approximately 17.8 million shares of common stock through its dividend reinvestment program and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004.    Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell shares of its common shares having an aggregate offering price of up to $100.0 million from time to time through BMO, acting as sales agent.  As of June 30, 2011, IRC had issued approximately 3.8 million common shares pursuant to the Sales Agency Agreement and generated net proceeds of approximately $31.7 million, after deducting selling commissions paid to BMO.  Approximately $67.5 remained available for sale under this program.  As a result of all offerings, as of June 30, 2011, IRC had realized total net offering proceeds of approximately $841.9 million.

In addition, in November 2006, IRC issued $180.0 million aggregate principal amount of its 4.625% convertible senior notes due in 2026.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.  Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15.0 million of the $125.0 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029.  As of June 30, 2011, a combined total of $110.0 million in principal remained outstanding.  The earliest date holders of the 4.625% convertible senior notes may require IRC to repurchase their notes in whole or in part is November 15, 2011.

Portfolio Update.  In the IRC 10-Q, IRC reported that the effect of the current economic downturn is continuing to impact many retailers in its portfolio but that it has been able to re-lease much of the space vacated by various “big-box” tenants and is negotiating leases to fill more of these vacancies during 2011.  IRC also reported however, that these new leases are at rates generally lower than the original leases.  During the six months ended June 30, 2011, IRC executed twenty-five new, seventy-four renewal and thirty-eight non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 821,000 square feet.  As of June 30, 2011, eighty-five leases in IRC’s consolidated portfolio, which comprise approximately 512,000 square feet and account for approximately 4.2% of its annualized base rent, were scheduled to expire during the remainder of 2011.

According to the IRC 10-Q, scheduled maturities for IRC’s outstanding mortgage indebtedness had various due dates through June 2021, and approximately $45.4 million of its mortgages payable mature prior to July 2012.  IRC stated in the IRC 10-Q that it will negotiate refinancing the remaining secured debt maturing in 2011 with lenders or will repay the debt using draws on its unsecured line of credit facility.  If IRC’s attempts to refinance are successful, it expects the average rates on the new borrowings will be approximately 50 basis points above average expiring rates.

Certain of IRC’s joint venture commitments require it to invest cash in properties under development.  IRC initially stated that it delayed completion of its development projects from the original 2010 and 2011 completion dates for one to two years due to challenging conditions.  However, according to the IRC 10-Q, there has been minimal activity at these development properties and IRC will not estimate the revised project completion dates until activity resumes.  Accordingly, approximately $13.6 million in development projects will be committed longer than anticipated.  Additionally, IRC stated that it has guaranteed approximately $11.3 million of unconsolidated joint venture debt as of June 30, 2011.  These guarantees are in effect for the entire term of each respective loan.  IRC would be required to make payments related to these guarantees upon the default of any of the provisions in the loan documents, unless the default is otherwise waived.

According to the IRC 10-Q, IRC has deferred certain capital expenditures in recent years in order to conserve capital.  IRC stated that, as a result of significant leasing activity during the last half of 2010, IRC anticipates making significant capital expenditures related to capital improvements, tenant improvements and leasing commissions, and that the capital expenditures will be more than $10.0 million higher than average expended in previous years. During the six months ended June 30, 2011, IRC incurred approximately $16.1 million in costs for tenant improvements, as compared to approximately $6.9 million for the six months ended June 30, 2010.  Also during the six months ended June 30, 2011, IRC incurred approximately $2.6 million in costs for leasing commissions, as compared to approximately $1.4 million for the six months ended June 30, 2010.  The numbers for the three months ended June 30,

2011 were lower than for the three months ended March 31, 2011 due to the timing of payments due under the respective leases.  According to the IRC 10-Q, IRC does not expect this trend to carry forward into future years, but expects to complete these deferred capital projects and the work related to its new leases in 2011.  Although IRC expects to fund these types of projects in the future, it expects the amount of spending on these items will return to levels comparable to years prior to 2011.

Impairments.  IRC’s policies with respect to impairments, and the impairments recorded for the six months ended June 30, 2011 and the year ended December 31, 2010, are explained in more detail below.

Investment Properties.  IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable.  Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows.  In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset.  If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  IRC did not record any impairment losses on its consolidated investment properties for the six months ended June 30, 2011 or for the year ended December 31, 2010.

Marketable Securities.  IRC evaluates its securities investments for impairment quarterly.  IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary.  At June 30, 2011 and December 31, 2010, investment in securities included approximately $12.3 million and $9.1 million, respectively, of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value and $1.0 million in each period of preferred securities not classified as available-for-sale securities and therefore, recorded at cost.  IRC determined that these securities should be held at cost because the fair value is not readily determinable and there is no active market for these securities.  No impairment losses were required or recorded for the six months ended June 30, 2011 or the year ended December 31, 2010. During the six months ended June 30, 2011 and the year ended December 31, 2010, IRC realized gains on sales of securities equal to approximately $1.2 million and $2.3 million, respectively.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value.  During the six months ended June 30, 2011, the total impairment losses recorded by IRC’s unconsolidated joint ventures were approximately $17.4 million, at the joint venture level, and IRC’s pro rata share of these losses was approximately $7.8 million.  During the year ended December 31, 2010, the total impairment losses recorded by IRC’s unconsolidated joint ventures were approximately $5.6 million, at the joint venture level, and IRC’s pro rata share of these losses was approximately $2.5 million.  In addition, during the six months ended June 30, 2011, and the year ended December 31, 2010, IRC recorded $5.2 million and $18.2 million, respectively, in impairment losses to reflect certain investments at fair value.

Sale of Assets.  During the six months ended June 30, 2011, IRC sold one investment property, with an aggregate gain on sale of approximately $0.2 million.

Merger to Become Self-Administered.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

Current Litigation.  IRC reported that, as of June 30, 2011, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Western Retail Real Estate Trust, Inc. is a self-administered REIT formed in March 2003. Inland Western acquires, manages and develops a diversified portfolio of real estate, primarily multi-tenant shopping centers.  As of June 30, 2011, Inland Western owned 283 consolidated operating properties acquired for an aggregate purchase price of approximately $7.3 billion.  These properties were purchased with proceeds received from its securities offerings and financings. Inland Western also has invested in twenty  retail operating properties held by three joint ventures that it does not consolidate; and five   retail properties under development.  As of June 30, 2011, Inland Western had borrowed approximately $  3.42 billion secured by its properties.

Investor Update.  Inland Western currently pays quarterly distributions.  Inland Western’s board of directors declared a first quarter 2011 distribution equal to $0.06 per share equal to a 2.375% annualized yield assuming a purchase price of $10.00 per share or a 3.467% annualized yield based upon the December 31, 2009 estimated value of $6.85 per share, and a second quarter 2011 distribution equal to $0.0625 per share, equal to a 2.5% annualized yield assuming a purchase price of $10.00 per share or a 3.6% annualized yield based upon the new estimated per-share value of $6.95.

On June 14, 2011, Inland Western’s board of directors established an estimated per-share value of its common stock equal to $6.95.  Inland Western stated in a Current Report on Form 8-K that this estimated per-share value was provided solely to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under ERISA reporting requirements.  In connection with the estimate of share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective August 31, 2011, to modify the purchase price of shares of Inland Western stock purchased under the Western DRP on or after August 31, 2011 to $6.95 per share.  Inland Western suspended its share repurchase program, until further notice, effective November 19, 2008.

On February 14, 2011, Inland Western filed a registration statement on Form S-11 with the SEC regarding a proposed public offering of its common stock.  It subsequently filed its first amendment to the registration statement on Form S-11/A with the SEC on April 29, 2011and its second amendment to the registration statement on Form S-11/A with the SEC on July 25, 2011.  Inland Western stated in the registration statement that it intends to apply to have the common stock listed on the NYSE.

On February 24, 2011, Inland Western held a special meeting of stockholders, at which its stockholders voted in favor of a proposal to approve an amendment and restatement of Inland Western’s charter.  The changes are contingent on the occurrence of the above-referenced listing.  Inland Western stated in its public filings that the amendment and restatement of the charter was primarily intended to accomplish two objectives in connection with the listing of its common stock: (1) to permit the company to implement a phased-in liquidity program in connection with the listing; and (2) to more closely align the charter to those of its peers with publicly listed securities.

Capital Raise.  Through a total of two public primary offerings, the last of which was completed in 2005, Inland Western sold a total of approximately 459.5 million shares of its common stock. In addition, through June 30, 2011, Inland Western had issued approximately 73.8 million shares through its distribution reinvestment program and had repurchased approximately 43.8 million shares through its share repurchase program. As a result, Inland Western has realized total net offering proceeds, before offering costs, of approximately $4.9 billion as of June 30, 2011.

Portfolio Update.  As of June 30, 2011, Inland Western reported that its retail operating portfolio was 88.7% leased, including leases signed but not commenced.  However, as a result of Borders declaring Chapter 11 bankruptcy in February 2011 and receiving approval on July 21, 2011 for the liquidation of its remaining store assets, Inland Western expects that the Borders’ stores at the five remaining Inland Western locations,  representing approximately 105,000 square feet of gross leasable area, will likely be closed in the next several months.  Inland Western also stated that during the three and six months ended June 30, 2011, it had signed 110 and 240 new and renewal leases, respectively, for a total of approximately 933,000 and 2,004,000 square feet, respectively.

Inland Western reported that during the six months ended June 30, 2011, it obtained mortgage payable proceeds of approximately $70.4 million, made mortgages payable repayments of $415.2 million and received debt forgiveness of $14.4 million.   The new mortgages payable that Inland Western entered into during the six months ended June 30, 2011 have interest rates ranging from 4.54% to 5.50% and maturities up to thirty years.  The stated interest rates of the loans repaid during the six months ended June 30, 2011 ranged from 4.44% to 8.00% per annum.  In addition, Inland Western also entered into modifications of two existing loan agreements which extended the maturities of $16.2 million of mortgages payable to May 1, 2014. Inland Western also reported in the Western 10-Q that as of June 30, 2011, approximately $63.9 million of mortgages payable had matured and not been repaid or refinanced, and it had approximately $193.6 million of mortgages payable, excluding principal amortization, maturing in the remainder of 2011.  In addition, Inland Western reported that, as of June 30, 2011, it had approximately $766.9 million of debt scheduled to mature through the end of 2012.  Inland Western had repaid or received debt forgiveness for approximately $ 28.8 million of that debt.  For substantially all of the remaining approximately $738.1 million of debt, Inland Western plans on satisfying its obligations by refinancing this debt using either its senior secured credit facility or other new long-term borrowings.  In certain circumstances, for non-recourse mortgage indebtedness, Inland Western noted that it may seek to negotiate a discounted payoff amount or satisfy its obligation by delivering the property to the lender.

On February 4, 2011, Inland Western amended and restated its existing credit agreement to provide for a senior secured credit facility in the aggregate amount of $585.0 million, consisting of a $435.0 million senior secured revolving line of credit and a $150.0 million secured term loan from a number of financial institutions.

Impairments.  Inland Western’s policies with respect to impairments, and the impairments recorded for the six months ended June 30, 2011 and the year ended December 31, 2010, are explained in more detail below.

Investment Properties.  Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators are assessed separately for each property and include, but are not limited to, the property’s low occupancy rate, difficulty in leasing space and financially troubled tenants.  Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.  If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require Inland Western to make difficult, complex or subjective judgments.  These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures, holding period, capitalization rates and sales value.  An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.  Inland Western recorded asset impairment charges in an aggregate amount equal to approximately $30.4 million and $23.1 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

Marketable Securities.  Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of June 30, 2011 and December 31, 2010, the carrying values of Inland Western’s investments in marketable securities were equal to approximately $36.3 million, which included approximately $24.2 million of accumulated unrealized gain, and $34.2 million, respectively.  Inland Western did not record any other-than-temporary impairments on its marketable securities during the six months ended June 30, 2011 or the year ended December 31, 2010.   During the six months ended June 30, 2011 and the year ended December 31, 2010, Inland Western realized gains on sales of securities of approximately $277,000 and $4.0 million, respectively.

Notes Receivable.  Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. Inland Western did not report any note receivable impairments for the six months ended June 30, 2011 or the year ended December 31, 2010.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered.  Inland Western reported that it determined that the carrying values of its investments in unconsolidated joint ventures were fully recoverable as of June 30, 2011 and December 31, 2010.

Sale of Assets.   According to the Western 10-Q, during the six months ended June 30, 2011, Inland Western sold four assets, aggregating  1,338,400 square feet, for a total sales price of approximately $58.8 million.  The aggregated sales resulted in net sales proceeds totaling $57.1 million.  Inland Western stated in the Western 10-Q that it plans to pursue opportunistic dispositions of  non-retail properties and free-standing triple net retail properties to maintain the focus of its portfolio on  well located, high quality shopping centers.  See also “Appendix A – Table V” for additional information regarding Inland Western’s sales.

Merger to Become Self-Administered.  On November 15, 2007, Inland Western became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, Inland Western issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 37.5 million shares of Inland Western’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.8% of its common stock.

Litigation.  Inland Western has disclosed that it was party to a lawsuit filed against Inland Western and nineteen other defendants by City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois.  The plaintiffs in that lawsuit alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to Inland Western and its stockholders, in connection with its merger with its business manager/advisor and property managers, as reflected in its proxy statement dated September 12, 2007.  On July 14, 2010, the lawsuit was settled by Inland Western and the other defendants, and on November 8, 2010, the court granted final approval of the settlement.

Pursuant to the terms of the settlement, 9.0 million shares of Inland Western’s common stock were transferred to Inland Western from shares issued to the owners of certain entities that were acquired by Inland Western in its internalization transaction.  Pursuant to the settlement, Inland Western paid the fees and expenses of counsel for class plaintiffs in an amount equal to $10.0 million.  Inland Western was reimbursed approximately $2.0 million by its insurance carrier for a portion of such fees and expenses.  The owners of certain entities that were acquired by Inland Western have also agreed to provide a limited indemnification to certain defendants who are directors and officers of Inland Western if any class members opt out of the settlement and bring claims against them, but only after these defendants have pursued and exhausted from Inland Western and its insurance carriers all recovery of damages caused by opt out claims.  Inland Western stated that, to its knowledge, none of the seven class members who opted out of the settlement have filed claims against Inland Western or its directors and officers.

Tax.  On June 17, 2011, Inland Western entered into a closing agreement with the Commissioner of the Internal Revenue Service (the “Commissioner”) whereby the Commissioner agreed that the terms and administration of the Western DRP will not result in Inland Western’s dividends paid during the taxable years 2004 through 2006 being treated as preferential dividends. In order to obtain this closing agreement, IREIC was required to pay a fee of approximately $70,000, including interest, to the Commissioner. Inland Western incurred no liability in connection with the closing agreement.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  The Inland American business manager is an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging and office properties, located in the United States.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of June 30, 2011, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 981 properties, representing approximately 48.4 million square feet of retail, industrial and office properties, 9,790 multi-family units and 15,564 lodging rooms.  As of June 30, 2011, Inland American had borrowed approximately $5.5 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Through June 30, 2011, Inland American had sold a total of approximately 852.9 million shares of its common stock through its “best efforts” offering.  In addition, through June 30, 2011, Inland American had issued approximately 101 million shares through its distribution reinvestment plan and had repurchased approximately 33.2 million shares through its share repurchase program. As a result, Inland American has realized total net offering proceeds, before offering costs, of approximately $8.8 billion as of June 30, 2011.

Investor Update. Inland American currently pays monthly distributions in an amount equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share.  The distributions paid during the six months ended June 30, 2011 were funded from cash flow from operations, distributions from unconsolidated entities and retained earnings.

Inland American reported that, on September 21, 2010, it had established an estimated value per share of its common stock equal to $8.03.  Concurrent with establishing an estimated value, Inland American amended and restated its distribution reinvestment plan.  Under the amended and restated plan, after September 21, 2010, distributions are reinvested in shares of Inland American’s common stock at a price equal to $8.03 per share.

Inland American also reported that it had adopted an amended and restated share repurchase program, which became effective on April 11, 2011 and was subsequently amended effective August 12, 2011.  Under the amended program, Inland American will repurchase shares, on a quarterly basis, only upon the death of a beneficial owner.  Inland American will have $5 million available each calendar quarter to repurchase shares at a price per share of $7.23, which is equal to 90% of its most recently estimated per share value of $8.03.  Inland American reported that during the three months ended June 30, 2011, it repurchased 691,563 shares of common stock for $5 million, and an additional 1,194,651 shares will be included with all other shares for which it has received repurchase requests in the next calendar quarter in which funds are available (unless withdrawn).

Portfolio Update.  In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at June 30, 2011.  As of June 30, 2011, the economic occupancy of Inland American’s retail segment was 93%.  As of June 30, 2011, Inland American’s retail portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.  With respect to Inland American’s lodging segment, as of June 30, 2011, the revenue per available room (or “Rev/Par”) was $85, the average daily rate (“ADR”) was $119 and the occupancy was 71%.  As stated in the American 10-Q, Inland American believes that its Rev/Par will increase 5%-8% in 2011 as compared to 2010.  As of June 30, 2011, the economic occupancy of its office segment was 92%, the industrial segment was 90% and the multi-family segment was 92%.

Inland American stated in the American 10-Q that it borrowed approximately $310 million secured by mortgages on its properties and approximately $4 million against its portfolio of marketable securities for the six months ended June 30, 2011.  As of June 30, 2011, Inland American had approximately $301.6 million and $705.4 million in mortgage debt maturing in 2011 and 2012, respectively.  As stated in the American 10-Q, as of June 30, 2011, $10.1 million of the debt maturing in 2011 reflects joint venture debt that is consolidated on Inland American’s balance sheet.  Inland American reported that it is currently negotiating refinancing the remaining debt with the existing lenders at terms that will most likely be at higher interest rates, but that it currently anticipates that it will be able to repay or refinance all of the debt on a timely basis.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the six months ended June 30, 2011 and the year ended December 31, 2010, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary.  For the six months ended June 30, 2011, Inland American recognized impairments of $58.2 million, and for the year ended December 31, 2010, Inland American recognized impairments of $46.6 million.  In addition, $0.9 million was included in discontinued operations for the year ended December 31, 2010.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American determines whether (1) it intends to sell the debt security, and (2) it is more likely than not that it will be required to sell the debt security before its anticipated recovery.  The carrying values of Inland American’s investments in marketable securities were equal to approximately $279.8 million and $268.7 million as of June 30, 2011 and December 31, 2010, respectively.  For the six months ended June 30, 2011, Inland American recorded no other-than-temporary impairments against its marketable securities portfolio.  For the year ended December 31, 2010, Inland American recorded $1.9 million in other-than-temporary impairments against its marketable securities portfolio.

 Joint Ventures.  On a periodic basis, Inland American’s management assesses whether there are any indicators that the carrying value of the company’s investments in unconsolidated entities may be other than temporarily impaired. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair value of the investment.  Inland American had investments in unconsolidated entities equal to approximately $552.7 million and $573.2 million as of June 30, 2011 and December 31, 2010, respectively.  Inland American recorded no impairments during the six months ended June 30, 2011.  For the year ended December 31, 2010, Inland American recorded impairments of $11.2 million.

Sale of Assets.  Inland American reported in the American 10-Q that, for the six months ended June 30, 2011, it disposed of two investment properties, with an aggregate gain on the sale of approximately $1.2 million.

Litigation.  On June 17, 2011, Crockett Capital Corporation and Inland American agreed to a mutual customary release of all claims arising from or related to pending litigation, upon which, Inland American made a payment of $5.1 million.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with proceeds received from the above described offerings of shares of its common stock, financings sole of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, Inland Western and Inland American through June 30, 2011, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties.  With respect to IRC, from 1995 through 2000, IREIC or its affiliates agreed to forgo approximately $10.5 million in advisor fees. With respect to IRRETI, from 1999 through 2004, IREIC or its affiliates agreed to forgo approximately $3.2 million and deferred an additional $13.1 million in advisor fees. As of December 31, 2004, IRRETI had paid IREIC or its affiliates all deferred advisor fees. With respect to Inland Western, through June 30, 2011, IREIC or its affiliates received approximately $84.0 million in advisor fees and agreed to forgo an additional $129.0 million.  In addition, IREIC also advanced approximately $5.9 million to Inland Western to pay distributions.  Inland Western had repaid approximately $3.5 million of this advancement and IREIC forgave approximately $2.4 million.  Through June 30, 2011, Inland American incurred aggregate business management fees of approximately $20.0 million, which in each year was less than the full 1% fee that the business manager could be paid.

In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of Inland Western, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
1998		35,443,213	27,015,143	8,428,070	—	.88
1999		48,379,621	35,640,732	12,738,889	—	.89
2000		52,964,010	40,445,730	12,518,280	—	.90
2001		58,791,604	45,754,604	12,662,414	374,586.93
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		48,884,656	33,560,208	15,324,448	—	.57
2011		25,164,816	(7)	(7)	(7)	.285
		760,688,267	606,714,367	120,639,076	8,170,008

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)

The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)

These amounts had not been determined as of June 30, 2011.

Inland Western Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.13	(6)
2004	54,542,000	29,998,000	24,544,000	—	.66
2005	211,327,000	114,117,000	97,210,000	—	.64
2006	283,769,000	128,962,000	154,807,000	—	.64
2007	290,550,000	141,560,000	148,990,000	—	.64
2008	309,192,000	114,625,000	194,567,000	—	.64
2009	84,953,000	45,660,000	39,293,000	—	.18
2010	83,385,000	—	83,385,000	—	.17
2011	55,284,000	(7)	(7)	(7)	.12
	1,373,360,000	574,922,000	743,154,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

In December 2008, the board of directors of Inland Western amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)

This assumes that the share was held as of January 1 of the applicable year.

(6)

Inland Western began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

(7)

These amounts had not been determined as of June 30, 2011.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	212,899,000	(6)	(6)	(6)	.25
	1,703,769,000	625,816,000	865,054,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)

These amounts had not been determined as of June 30, 2011.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Placement Limited Partnerships and LLC

Through June 30, 2011, affiliates of IREIC had sponsored 514 private placement limited partnerships which had raised more than $524.2 million from approximately 17,000 investors and invested in properties for an aggregate price of more than $1.0 billion in cash and notes. Of the 522 properties purchased, 93% were located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

In addition, through June 30, 2011, IREIC and its affiliates had sponsored one private placement LLC, which had raised approximately $30.9 million from approximately 447 accredited investors.  Through June 30, 2011, the LLC had invested in one retail center, one industrial facility, ten single tenant retail centers, three loans, a portfolio of tax-exempt bonds, 16 improved lots held for sale and a to be completed townhome and condominium development.

From July 1, 2001 through June 30, 2011, investors in the private partnerships had received total distributions in excess of $553.0 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.  Investors in the LLC had received total distributions equal to approximately $1.9 million generated from  sales and cash flows from operations.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed IPC Corp. to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. Through June 30, 2011, IPC Corp. had offered the sale of ninety-nine real estate exchange private placements containing 131 properties with a total property value of approximately $1.9 billion.

In January 2011, IPC Corp. also began offering a private placement LLC, which through June 30, 2011 had raised approximately $1.0 million from accredited investors.  This LLC had purchased a portfolio of tax-exempt bonds.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings through June 30, 2011:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2011 Annualized Distribution	2010 Annualized Distribution	2009 Annualized Distribution
		($)		($)	(%)	(%)	(%)
Landings of Sarasota DBT(A)	9	4,000,000	05/2002	8,487,300	N/A	N/A	N/A
Sentry Office Building DBT (B)	7	3,500,000	04/2002	4,503,402	16.60	18.20	17.55
Pets Bowie DBT	7	2,600,000	07/2002	3,378,832	16.75	16.57	16.28
1031 Chattanooga DBT	9	1,900,000	05/2002	2,076,897	11.20	11.20	11.20
Lansing Shopping Center DBT	5	5,000,000	09/2001	5,063,305	11.39	11.59	11.59
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	12,594,758	9.53	10.19	9.72
Taunton Circuit DBT (A)	1	3,750,000	09/2002	6,210,312	N/A	N/A	N/A

Broadway Commons DBT	32	8,400,000	12/2003	8,224,766	9.71	11.54	11.09
Bell Plaza 1031, LLC (A)	1	890,000	11/2003	1,690,298	N/A	N/A	N/A
Inland 210 Celebration Place DBT	1	6,300,000	01/2003	4,592,484	11.94	11.94	10.94
CompUSA Retail Building, LLC (C)	11	3,950,000	02/2004	1,500,224	1.34	0.72	0.00
Janesville Deere Distribution Facility 1031, LLC	35	10,050,000	01/2004	6,023,584	7.77	7.53	7.24
Fleet Office Building 1031, LLC (A)	30	10,000,000	01/2004	22,080,639	N/A	N/A	N/A
Davenport Deere Distribution Facility 1031, LLC (D)	35	15,700,000	04/2004	8,806,193	0.00	8.50	8.50
Grand Chute DST (E)	29	6,370,000	03/2004	4,364,602	8.93	8.89	8.66
Macon Office DST	29	6,600,000	03/2004	4,302,410	9.15	8.94	8.74
White Settlement Road Investment, LLC	1	1,420,000	12/2003	940,726	9.60	9.60	9.60
Plainfield Marketplace 1031, LLC (F)	31	12,475,000	06/2004	6,329,639	2.91	6.50	6.81
Pier 1 Retail Center 1031, LLC (G)	22	4,300,000	06/2004	1,222,235	0.00	0.00	0.00
Long Run 1031, LLC (H)	1	4,935,000	05/2004	2,119,113	N/A	N/A	N/A
Forestville 1031, LLC (I)	1	3,900,000	05/2004	1,950,128	7.11	7.11	6.98
Bed, Bath & Beyond 1031, LLC (G)	20	6,633,000	08/2004	3,385,809	5.06	7.29	7.36
Cross Creek Commons 1031, LLC (K)	26	6,930,000	08/2004	3,862,606	5.78	6.50	6.06
BJ’s Shopping Center 1031, LLC (K)	22	8,450,000	01/2005	3,855,658	5.70	5.31	2.99
Barnes & Noble Retail Center 1031, LLC (G)	12	3,930,000	02/2005	1,769,978	4.50	6.69	6.76
Port Richey 1031, LLC (G) , (L)	1	3,075,000	07/2004	1,693,094	1.73	6.44	9.27
Walgreen Store Hobart 1031, LLC (M)	24	6,534,000	02/2005	5,005,178	1.48	6.91	7.06
Kraft Cold Storage Facility 1031, LLC (G)	19	5,667,000	12/2004	1,976,508	0.00	0.00	4.82
Huntington Square Plaza 1031, LLC	39	20,050,000	06/2005	29,275,162	7.09	6.98	6.98
Best Buy Store Reynoldsburg 1031, LLC (G)	19	5,395,000	02/2005	1,725,071	0.00	0.00	4.48
Jefferson City 1031, LLC (N)	28	10,973,000	04/2005	5,315,951	3.98	7.96	7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	4,470,551	6.66	6.66	6.66
Indianapolis Entertainment 1031, LLC (O)	1	1,129,000	11/2004	464,448	3.57	3.57	5.68
Mobile Entertainment 1031, LLC (P)	1	808,000	11/2004	333,557	3.44	3.44	5.63
Chenal Commons 1031, LLC (Q)	19	7,550,000	06/2005	3,338,273	3.67	5.05	7.80
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	10,927,755	8.16	7.82	7.79
Columbus 1031, LLC	38	23,230,000	12/2006	11,723,857	9.20	8.30	8.77
Edmond 1031, LLC	1	1,920,000	05/2005	930,652	7.96	7.96	7.96
Taunton Broadway 1031, LLC (R)	1	1,948,000	08/2005	239,051	(M)	(M)	(M)
Wilmington 1031, LLC	1	2,495,000	09/2005	1,017,074	7.09	7.09	7.09
Wood Dale 1031, LLC (A)	16	3,787,500	03/2006	4,998,660	N/A	N/A	N/A
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	1,218,559	7.00	7.00	7.00
Norcross 1031, LLC (S)	1	3,000,000	11/2005	840,099	0.00	0.00	6.33
Martinsville 1031, LLC (G)	1	2,360,000	12/2005	744,444	4.94	2.51	6.18
Indiana Office 1031, LLC	34	18,200,000	03/2006	8,100,275	9.87	8.84	8.28
Yorkville 1031, LLC	21	8,910,000	03/2006	3,025,272	6.91	6.47	6.28
Louisville 1031, LLC	39	18,830,000	06/2006	6,945,166	7.01	7.00	7.00
Madison 1031, LLC	1	1,387,500	03/2006	491,713	6.54	7.00	6.42
Murfreesboro 1031, LLC (T)	20	7,185,000	06/2006	2,108,271	3.34	5.25	6.06
Aurora 1031, LLC	1	1,740,000	06/2006	563,741	6.67	6.50	6.50
Craig Crossing 1031, LLC (U)	29	14,030,000	08/2006	3,904,733	3.19	5.00	5.84
Charlotte 1031, LLC	52	24,105,000	03/2007	7,472,307	6.47	6.05	6.05
Olivet Church 1031, LLC (V)	33	10,760,000	03/2007	2,569,249	3.28	3.28	3.28
Glenview 1031, LLC	38	23,350,000	05/2007	7,188,873	7.31	6.81	6.25
Yuma Palms 1031, LLC (W)	32	42,555,000	06/2007	10,489,253	4.25	4.25	4.25
Honey Creek, LLC (X)	40	13,270,000	06/2007	2,819,931	3.00	4.10	3.41

Dublin 1031, LLC	19	10,550,000	05/2007	3,179,709	7.23	7.23	7.02
Inland Riverwoods, LLC	40	15,712,805	06/2007	4,816,273	8.06	7.65	7.25
Inland Sioux Falls, LLC	40	18,110,000	07/2007	5,411,447	7.35	7.30	7.28
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	1,237,577	6.20	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	8,261,468	6.70	6.44	6.22
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	1,865,163	7.45	7.06	6.67
Plano 1031 Limited Partnership	28	16,050,000	11/2007	4,878,117	8.37	8.09	7.79
Eden Prairie 1031, DST	23	9,573,827	11/2007	2,955,166	8.05	8.06	8.06
Carmel 1031 L.L.C. (Y)	1	3,655,000	11/2007	741,440	1.07	6.40	6.40
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	1,019,155	6.30	6.30	6.30
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	2,278,689	6.26	6.26	6.26
Waukesha 1031 DST	28	11,490,000	01/2008	3,132,798	7.43	7.43	7.43
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	2,920,847	6.33	6.04	5.81
Delavan Crossing 1031 Venture, LLC (Z)	1	5,250,000	03/2008	1,024,762	6.11	5.81	5.96
Geneva 1031, LLC	38	15,030,000	05/2008	3,567,930	7.34	7.10	6.87
Memorial Square Retail Center (AA)	35	19,840,000	08/2008	2,449,169	3.14	3.14	3.14
Greenfield Commons Retail Building	1	3,556,000	07/2008	653,753	6.23	6.23	6.22
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	5,178,257	7.04	6.82	6.60
GE Inspections Technologies Buildings	24	6,915,000	08/2008	1,405,083	6.48	6.26	6.21
Flowserve Industrial Building	21	5,515,000	08/2008	1,105,001	6.72	6.52	6.42
Pueblo 1031, DST	29	10,070,000	09/2008	2,144,242	7.28	6.93	6.57
Countrywood Crossing Shopping Center	39	28,990,000	03/2009	5,690,526	5.99	6.65	6.65
Fox Run Square Shopping Center	34	13,435,000	01/2009	2,717,662	6.79	6.76	6.68
Midwest ISO Office Building	40	15,420,000	08/2009	3,033,743	7.22	7.02	6.82
LV-M Venture Holdings DST	156	37,789,715	12/2010	7,293,982	7.01	7.01	6.64
University of Phoenix Building	14	3,470,000	07/2009	562,244	7.00	6.75	6.50
RR-HV Venture Holdings DST	158	47,140,485	10/2010	8,835,091	7.00	7.00	6.62
Charlotte Office 1031, DST	32	11,317,600	03/2009	1,921,522	6.55	6.40	6.27
Bristol 1031, DST	51	8,302,000	11/2009	1,475,916	8.04	7.67	7.31
Austell 1031, DST (AB)	54	8,100,800	10/2009	1,332,706	7.07	7.04	7.04
Hillsboro 1031, DST	100	12,837,500	10/2010	1,652,713	8.25	8.75	N/A
Pharmacy Portfolio DST	66	12,715,000	09/2010	1,186,900	7.01	7.00	N/A
Lubbock Private Placement DST	66	9,078,556	02/2011	859,498	8.09	8.13	N/A
Omaha Headquarters Venture, DST	63	12,390,000	12/2010	843,054	7.33	7.54	N/A
Miami Office DST	37	8,221,228	02/2011	394,153	6.41	6.37	N/A
University Venture DST	42	10,697,831	05/2011	441,234	7.08	7.01	N/A
Scarborough Medical, DST	23	7,334,245	*	262,126	6.13	6.13	N/A
National Retail Portfolio, DST	60	20,960,000	*	670,667	6.40	N/A	N/A
Inland Opportunity Fund II	31	35,000,000	*	92,620	4.75	N/A	N/A
Discount Portfolio, DST	77	10,500,000	*	249,187	7.12	N/A	N/A
Chicago Land Venture, DST	26	11,990,000	*	147,842	7.40	N/A	N/A
New York Power Venture, DST	7	11,850,000	*	69,116	7.00	N/A	N/A
National Net Lease Portfolio, DST	N/A	29,002,065	*	0	N/A	N/A	N/A
	$ 1,093,461,852			$371,211,174

*

Offering was not complete as of June 30, 2011.

(A)

These properties were sold.

(B)

Sentry Office Building, Davenport, IA – The lease with Sentry, the tenant, expires July 31, 2011.  The tenant contacted Sentry Office Building Corporation, the asset manager, to discuss a potential space or rent reduction.  The tenant and asset manager were able to negotiate a six-year renewal with lower rent and an early termination option after three years.

(C)

CompUSA vacated its space in October 2006 and ceased paying rent in September 2007.  CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors.  The settlement provided $530,436.00 to the co-owners.  In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted.  By July 2009, it was clear that a new tenant would not be possible and the loan servicer for the property initiated foreclosure proceedings.  Lombard Exchange, L.L.C., the asset manager, negotiated with the loan servicer who agreed to approve a transfer allowing the co-owners to continue their 1031 exchange program with IPC Corp. through a transfer into a portion of a multi-tenanted retail property located in Flowermound, Texas known as Robertson’s Creek in consideration for the co-owners participation in a consent foreclosure.

(D)

The maturity date of the loan encumbering the property was May 1, 2010.  Due to market conditions at that time, and the tenant’s early termination option in July 2011, a replacement loan could not be obtained.  The loan servicer agreed to extend the loan for a period of 15 months through July 31, 2011, while maintaining the interest rate at 4.395% per annum.  As of May 1, 2010, all net cash flow from operations, over and above the interest payments, is being remitted to the lender to be held in escrow until the earlier of repayment of the loan, receipt of a loan commitment to repay the existing lender or July 31, 2011.  IPC Corp. advanced funds to the co-owners to cover distributions from May through December of 2010 since the loan servicer required the escrow of excess funds after those distributions had already been made.  IPC Corp. will be repaid upon a sale or refinance of the property.  The loan servicer also agreed to an additional six-month loan extension through February 1, 2012, with consideration of a 10 percent principal reduction or $1,250,000, if necessary.  IPC Corp. believes that the funds accumulating in escrow during 2011 would be sufficient to make this principal reduction if the additional extension is exercised.

(E)

Old Navy, which occupies 20,269 square feet of the total 78,977 square feet, has been granted a rental rate reduction to from $15.78 to $14.75 per square foot for the five-year renewal period commencing in June 2009 and expiring in May 2014.

(F)

The maturity date of the loan encumbering the property was January 1, 2011.  The loan was refinanced on December 30, 2010 at an interest rate of 6.246% per annum with 25-year amortization.  In addition, IPC Corp. advanced approximately $450,000 at an interest rate of 7.00% per annum with 5-year amortization to the investors to cover the closing costs associated with the refinance.

 (G)

The anticipated repayment date of the loan encumbering the property has passed.  Due to market conditions at that time, a replacement loan could not be obtained.  However, the loan includes a “hyper-amortization” provision which allows the loan to continue.  The “hyper-amortization” provision requires an increase in the interest rate by 2.0% per annum and for all remaining cash flow to be used to pay down the principal balance of the existing loan.

(H)

During the second quarter of 2007, the sole owner of the property decided to manage the property himself.  Therefore, IPC Corp. no longer has access to any information related to the operations or performance of this property.

(I)

The cash-on-cash return projected in the private placement memorandum was based on the assumption that the property would be financed at approximately 46% loan-to-value. However, the sole owner decided not to place any financing on the property.

 (J)

Currently, there are two vacancies at the center totaling 4,100 square feet of the total 63,340 square feet.

(K)

The loan was refinanced on February 5, 2010 at an interest rate of 6.75% per annum with 25-year amortization.

(L)

Currently, there are two vacancies totaling 7,970 square feet of the total 22,170 square feet at the center.  Hollywood Video, which occupied 6,500 square feet, vacated its space in November 2009 and Wells Fargo, which occupied 1,470 square feet, vacated its space in November 2009 and paid a termination fee of $40,533, which is equivalent to full value of the lease and the 2009 estimated common area maintenance.  Movie Stop signed a 12-month license agreement starting in December 2009 and was negotiating a permanent lease as of the date of this Supplement.

(M)

This property was refinanced on February 23, 2011.  The new mortgage in the amount of $6,600,000 bears interest at the rate of 6.125% with a twenty year amortization period.

(N)

Deere & Company vacated the property in November 2009.  However, the lease with Deere & Company is a long-term, “corporate” lease which obligates the tenant to pay rent through the early termination date of December 31, 2012.  At that time, Deere & Company must also pay a termination fee of $4,200,000.  The property is currently being marketed for sale or lease by the tenant.

(O)

The maturity date of the existing loan encumbering the Property was June 1, 2009.  Since a replacement loan could not be found, the current lender agreed to an initial extension to June 1, 2011 and an additional extension to December 1, 2011.  During the extension periods, the interest rate increased from 5.50% to 9.50%.  Therefore, the 2011 annual cash-on-cash return (defined above) is projected to be 3.44% (through the second extended maturity date).

(P)

The maturity date of the existing loan encumbering the Property was July 1, 2009.  Since a replacement loan could not be found, the current lender agreed to an initial extension to June 1, 2011 and an additional extension to December 1, 2011.  During the extension periods, the interest rate increased from 5.50% to 9.25%.  Therefore, the 2011 annual cash-on-cash return (defined above) is projected to be 3.57% (through the second extended maturity date).

 (Q)

David’s Bridal, which occupies 11,500 square feet of the total 70,165 square feet, has been granted a temporary rental rate reduction from $20.65 per square foot to $19.65 per square foot for a period of two years commencing in January 2010 and expiring in December 2011.  In September 2009, the co-owners approved Old Navy’s lease renewal proposal, which  included a downsize from 25,000 square feet to 15,378 square feet and a rent reduction from $14 per square foot to $13 per square foot for the five-year renewal period.  The lease amendment with Old Navy was executed on February 18, 2010.  Additionally, in September 2010, the co-owners accepted Kirkland’s as a replacement tenant for the 9,604 square feet of former Old Navy space.  Kirkland’s completed its build out and opened for business in November 2010.  Since the cost to bring in Kirkland’s exceeded the balance of the reserve account, IPC Corp. advanced approximately $300,000 at an interest rate of 7.00% per annum with a 12-month amortization schedule to the co-owners.

(R)

On February 16, 2007, the Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments.  The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  IPC Corp. and Inland Continental Property Management Corporation have not provided any services to the sole owner since February 2007.  IPC Corp. believes that the eminent domain case has not been settled.

 (S)

The loan was refinanced on June 28, 2010 at an interest rate of 5.99% per annum with 30-year amortization.

(T)

Currently, there are seven vacancies, including a former Blockbuster, at the center totaling 14,000 square feet of the total 88,257 square feet.  Blockbuster, which occupied 4,200 square feet, filed for Chapter 11 Bankruptcy in September 2010.

(U)

Office Max, which occupies 19,941 square feet of the total 125,288 square feet, has been granted a temporary rental rate reduction from $12.00 per square foot to $10.50 per square foot for a period of two years commencing in November 2009 and expiring in October 2011.  Additionally, there are three vacancies totaling 5,934 square feet of the total 125,288 square feet at the center.  Due to collection issues related to three former tenants, IPC Corp. advanced approximately $250,000 at an interest rate of 7.00% per annum with a 3-year amortization schedule to the co-owners to fund operating expenses and distributions for 2009 and 2010. In December 2010, Craig Crossing Exchange, the asset manager, received plans from the Texas Department of Transportation to widen roads near the property.  The asset manager is looking into this as it may negatively affect the property.

(V)

Cost Plus, which occupied 18,230 square feet of the total 165,600 square feet, vacated its store in May 2008 and paid rent through August 2008.  The co-owners approved a Cost Plus lease termination in August 2008 and Cost Plus paid $900,000 to terminate the lease in September 2008.

(W)

Linens N' Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May 2008.  In October 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.

(X)

Dress Barn, which occupies 7,005 square feet of the total 172,866 square feet, planned to exercise its termination right under the lease.  Instead, the co-owners agreed to modify the Dress Barn lease by reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Linens, which occupied 25,127 square feet of the total 172,866 square feet, filed for Chapter 11 Bankruptcy in May 2008 and in October 2008, the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  In December 2008, the co-owners accepted JoAnn’s Stores, Inc. (“JoAnn’s”) as a replacement tenant for Linens.  The cost to secure Jo-Ann’s was approximately $251,270 in tenant improvements and $125,635 in leasing commissions and JoAnns’ rent is being abated for the first 19 months of the lease term.  Since the cost to bring in JoAnn’s exceeded the balance of the reserve account, IPC Corp. advanced approximately $165,000 at an interest rate of 7.00% per annum with a 28-month amortization schedule to the co-owners. Additionally, although Boston Pizza had previously vacated their space, their lender continued to pay their rent.  The lender stopped paying rent in April 2010 and Honey Creek Exchange, L.L.C., the asset manager, is currently negotiating with a potential replacement tenant.

(Y)

Borders filed for Chapter 11 Bankruptcy in February 2011 and vacated the store in April 2011.  Inland Continental Property Management Corp., the property manager, has engaged a broker in the area and has received preliminary interest from a potential replacement tenant.

(Z)

Fashion Bug, which occupies 7,500 square feet of the total 60,930 square feet, has been granted a temporary rental rate reduction from $12.75 per square foot to $10.50 per square foot for a period of one year commencing in September 2009 and expiring in August 2010.

(AA)

Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February 2009 and paid rent through part of February 2009.  Inland Continental Property Management Corporation, property manager, has received interest from several tenants on the vacant space and is currently negotiating with a potential replacement.

(AB) BJ’s Wholesale Club vacated the property in January 2011.  The tenant has requested a lease termination however, the lease with BJ’s Wholesale Club is a long-term, “corporate” lease which obligates the tenant to pay rent through the lease expiration date of August 31, 2023.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the four REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•

Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the New York Stock Exchange and began trading in June 2004.  On August 31, 2011, the closing price of the IRC common stock on the New York Stock Exchange was $8.11 per share.

•

Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004,

IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a New York Stock Exchange-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•

Inland Western Retail Real Estate Trust, Inc.  Inland Western stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, Inland Western became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. On February 14, 2011, Inland Western filed with the Securities and Exchange Commission a registration statement on Form S-11, which was subsequently amended on April 29, 2011 and July 25, 2011, regarding a proposed public offering of its common stock.  Inland Western stated in the registration statement that it intends to apply to have the common stock listed on the NYSE.

•

Inland American Real Estate Trust, Inc.  In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010.  As of June 30, 2011, Inland American’s board had not yet begun evaluating listing its common stock for trading.

Management

Inland Affiliated Companies

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 72.

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, were included in the following magazine rankings:

•

In March 2011, Crain’s Chicago Business ranked The Inland Real Estate Group of Companies, Inc. as the ninth largest property manager in the Chicago area.

•

In March 2011, Retail Traffic ranked The Inland Real Estate Group of Companies, Inc. as the sixth top owner and ninth manager in the United States.

•

In April 2011, Crain’s Chicago Business ranked The Inland Real Estate Group of Companies, Inc. as the fourteenth largest privately held company headquartered in the Chicago area.

•

In April 2011, Chain Store Age ranked IREA as the second fastest growing acquirer in the United States.

•

In June 2011, Midwest Real Estate News ranked The Inland Real Estate Group of Companies, Inc. as the ninth top Midwest property management firm and the 3rd top Midwest property owner.

•

In July 2011, National Real Estate Investor ranked The Inland Real Estate Group of Companies, Inc. as the sixth top shopping center owner in the United States, the nineteenth top property manager in the United States, the sixteenth top hotel owner in the United States, the twenty-second top industrial owner in the United States and the twenty-fourth top office owner in the United States.

•

In August 2011, Commercial Property Executive ranked The Inland Real Estate Group of Companies, Inc. as the fourteenth top property manager in the United States.

•

In September 2010, Pensions & Investments ranked The Inland Real Estate Group of Companies, Inc. as the fourteenth largest real estate investment manager, based on total worldwide real estate assets.

The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.

 As of June 30, 2011, Inland affiliates or related parties had raised more than $18.4 billion from investment product sales to over 355,000 investors, many of whom have invested in more than one product.  Inland had completed 424 programs, comprised of eight public funds, 410 private partnerships, five 1031 exchange programs and one public REIT, as of June 30, 2011.  No completed program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets (two sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland).

As of June 30, 2011, Inland affiliates or related parties cumulatively had 1,636 employees, owned properties in forty-eight states and managed assets with a book value exceeding $25.4 billion.  As of June 30, 2011, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,963 acres of pre-development land in the Chicago area, as well as over 2.1 million square feet of real property and 1,147 apartment units.  Another affiliate, Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.1 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,000 multi-family units and the sale and lease of over 99.7 million square feet of commercial property.

As of June 30, 2011, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $17.0 billion in financing including loans to third parties and affiliated entities.  Another affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $219.0 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $796.0 million in financing as of June 30, 2011.  Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $9.7 billion.

As of June 30, 2011, Inland was responsible for managing approximately 129.3 million square feet of commercial properties located in forty-eight states, as well as 10,204 multi-family units.  A substantial portion of the portfolio, approximately 34.9 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  Inland Real Estate Acquisitions, another affiliate, has extensive experience in acquiring real estate for investment.  Over the years, through Inland Real Estate Acquisitions and other affiliates, Inland has acquired more than 2,891 properties.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of August 2011, we issued approximately 2,499,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $24.8 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of August 31, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	45,590,862	453,665,687	43,250,638	410,415,049

Shares sold pursuant to our distribution reinvestment plan:	1,379,427	13,104,559	–	13,104,559

Shares purchased pursuant to our share repurchase program:	(119,683)	(1,161,851)	–	(1,161,851)
Total:	46,870,606	$465,808,395	$43,250,638	$422,557,757

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and   certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.